EXHIBIT 99.1

Alden Greenhouse Joins Electra Board of Directors

TORONTO, Feb. 25, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce the appointment of Alden Greenhouse to the Company’s Board of Directors. Mr. Greenhouse is currently the Vice-President, Critical & Strategic Minerals for Agnico Eagle Mines Limited, a leading Canadian mining company with global operations.

“We are delighted to welcome Alden to Electra’s Board of Directors,” said John Pollesel, Electra Chair. “His extensive experience in critical and strategic minerals, coupled with his strong financial acumen and deep understanding of the mining sector, will be invaluable as we advance our mission to build a sustainable and secure supply chain for battery materials in North America.”

Mr. Greenhouse’s appointment reflects Electra’s ongoing commitment to building a dynamic board of seasoned leaders whose diverse expertise is key to driving the Company’s strategic growth.

“I am honoured to join Electra’s Board of Directors at such a pivotal time for the critical minerals sector,” said Alden Greenhouse. “Diversifying the supply chain and building resources in North America are essential to reducing reliance on foreign sources and enhancing supply chain security. Electra’s commitment to sustainable practices and developing a domestic battery materials supply chain positions it as a leader in addressing these challenges. I look forward to contributing to the Company’s vision and efforts to create long-term value for stakeholders.”

In his current role, Mr. Greenhouse oversees Agnico Eagle’s initiatives related to critical and strategic minerals. Since joining Agnico Eagle in 2013, Mr. Greenhouse has held several leadership positions, including Vice-President, Strategic Development, Vice-President, Corporate Development & Business Strategy, and Vice-President, Business Strategy. Prior to joining Agnico Eagle, Mr. Greenhouse served as CFO of a junior mining company and gained extensive experience in financial markets through his work at RBC Capital Markets on the fixed income and currency trading floor.

He holds a Master of Science degree in Accounting and Finance (London School of Economics and Political Science, UK) and an Honours Bachelor of Commerce (McMaster University). He also holds designations as a Certified Management Accountant (CMA) (Institute of Management Accountants – USA) and Chartered Financial Analyst (CFA) (CFA Institute).

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.